VF 1-27-05

1128

05035703

NITEDSTATES
DEXCHANGECOMMISSION
ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32608

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/03 (MM/DD/YY) AND ENDING 11/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strong Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Hundred Heritage Reserve
(No. and Street)

Menomonee Falls (City) WI (State) 53051 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad A. Koenig (414) 973-5070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

100 East Wisconsin Avenue (Address) Milwaukee (City) WI (State) 53202 (Zip Code)

RECEIVED JAN 26 2005 152 SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JAN 31 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

VF

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chad A. Koenig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strong Investments, Inc., as of November 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Chad A K

Signature

Chief Financial Officer

Title

Linda J. Guth 1/20/05

Notary Public - State of Wisconsin

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

STRONG INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
for the year ended November 30, 2004

Pursuant to Securities and Exchange Commission
Rule 17a-5(d)
FOCUS Annual Report

STRONG
P.O. Box 2936 | Milwaukee, Wisconsin 53201 | www.Strong.com

January 26, 2005

SEC MAIL PROCESSING RECEIVED
JAN 26 2005
WASH. D.C. 152 SECTION

Securities and Exchange Commission
450 5th Street, NW
Washington, DC, 20549

Ladies & Gentlemen:

Subject: Strong Investments, Inc., CRD #15658
Audited Financial Statements and Supplementary Information

Enclosed is the Report on the audited Financial Statements and Supplementary Information as of November 30, 2004. The audited report contains all of the required statements, footnotes and supplemental schedules, including the Computation of Aggregate Indebtedness and Net Capital as of November 30, 2004, as required under Rule 15c3-1 of the Securities Exchange Act of 1934.

If you have any questions concerning this report, please call me at (414) 973-5070. I am available Monday through Friday from 8:00 a.m. to 5:00 p.m., Central Time.

Sincerely,

Chad A. Koenig
Chief Financial Officer

STRONG INVESTMENTS, INC.

TABLE OF CONTENTS

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

REPORT OF INDEPENDENT AUDITORS

To the Shareholder of
Strong Investments, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, cash flows, changes in liabilities subordinated to claims of general creditors and changes in shareholder's equity present fairly, in all material respects, the financial position of Strong Investments, Inc. (the "Company") at November 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 – 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 issued under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 14, 2005

STRONG INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
November 30, 2004

ASSETS

Cash and cash equivalents	$ 8,768,551
Cash restricted for reserve requirements	1,000,000
Securities, at market value	2,990,789
Deposit with clearing broker	102,465
Other receivables	595,397
Prepaid expenses	145,486
Deferred share costs, net	3,270,622
Total assets	$ 16,873,310

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued liabilities:	
Salaries, wages and benefits	$ 3,463,313
Other	1,610,253
Payable to affiliate	900,977
Payable to customers	785,203
	6,759,746
Liabilities subordinated to claims of general creditors	1,500,000
Shareholder's equity:	
Common stock, voting, $.01 par value; 9,000 shares authorized; 100 shares issued	1
Additional paid-in capital	7,989,999
Retained earnings	623,564
Total shareholder's equity	8,613,564
Total liabilities and shareholder's equity	$ 16,873,310

The accompanying notes are an integral part of these financial statements.

STRONG INVESTMENTS, INC.
STATEMENT OF OPERATIONS
for the year ended November 30, 2004

Revenues:	
Related party income (Note D):	
Distribution and account supervision fees	$ 50,523,113
12b-1 fees	4,718,111
Other service revenues	7,296,332
Commissions	4,134,222
Net investment gains	201,879
Dividends	198,023
Total revenues	67,071,680
Expenses:	
Salaries, wages and employee benefits	26,821,796
Marketing and promotion	8,102,807
Account administration fees	12,890,611
Amortization of deferred share costs	3,306,093
Communications	2,081,089
Brokerage clearing fees	2,651,321
Goodwill impairment charge	4,882,012
Regulatory fees	1,060,030
Legal and professional fees	340,586
Leased and rented equipment	654,263
Other expenses	8,633,788
Total expenses	71,424,396
Net loss	$ (4,352,716)

The accompanying notes are an integral part of these financial statements.

STRONG INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
for the year ended November 30, 2004

Cash flows from operating activities:	
Net loss	$ (4,352,716)
Adjustments to reconcile to net cash provided by operating activities:	
Goodwill impairment charge	4,882,012
Amortization of deferred share costs	3,306,093
Changes in operating assets and liabilities:	
Securities, at market value	(219,746)
Deposit with clearing broker	(728)
Accounts with affiliate	1,670,088
Other receivables	678,534
Prepaid expenses	1,044,663
Deferred share costs	(1,917,697)
Accrued liabilities	(3,206,514)
Payable to customers	364,920
Net cash provided by operating activities	2,248,909
Cash and cash equivalents:	
Beginning of year	6,519,642
End of year	$ 8,768,551
Supplemental disclosure of cash flow information:	
Cash paid for interest	$ 413

The accompanying notes are an integral part of these financial statements.

STRONG INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
for the year ended November 30, 2004

Subordinated borrowing at December 1, 2003	$ 1,500,000
Increase:	
Issuance of subordinated note payable	--
Decrease:	
Payment of subordinated note payable	--
Subordinated borrowing at November 30, 2004	$ 1,500,000

The accompanying notes are an integral part of these financial statements.

STRONG INVESTMENTS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
for the year ended November 30, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balances, December 1, 2003	$ 1	$ 7,989,999	$ 4,976,280	$ 12,966,280
Net loss	--	--	(4,352,716)	(4,352,716)
Balances, November 30, 2004	$ 1	$ 7,989,999	$ 623,564	$ 8,613,564

The accompanying notes are an integral part of these financial statements.

STRONG INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS

A. ORGANIZATION AND NATURE OF BUSINESS

Strong Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Strong Financial Corporation ("SFC"), and the distributor for the Strong Family of Mutual Funds (the "Strong Funds") pursuant to service agreements with each of the funds. The Company also operates in the reduced-commission securities brokerage business.

B. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements.

CASH AND CASH EQUIVALENTS--The Company classifies as cash equivalents all highly liquid investments with maturities of three months or less at the date of purchase and money market investments. At November 30, 2004, cash equivalents consisted primarily of investments in Strong Money Market Funds.

CASH RESTRICTED FOR RESERVE REQUIREMENTS--Cash of $1,000,000 has been segregated in a special reserve bank account and restricted for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

SECURITIES--Securities consist primarily of investments by the Company in various Strong Funds (other than money market funds). All securities owned by the Company as of November 30, 2004 are marketable and valued at market. Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Realized and unrealized gains and losses on securities owned are determined based on the specific identification method and are recorded in the Company's Statement of Operations.

GOODWILL—Goodwill resulted from the Company's reduced-commission securities brokerage acquisition in 1999. Effective December 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Under SFAS No. 142, goodwill is no longer amortized; rather it must be tested for impairment at least annually. A full impairment charge of $4,882,012, representing the entire balance was recognized by the Company during the fiscal year.

DEFERRED SHARE COSTS--Dealer reallowance charges paid by the Company associated with the sale of shares of Strong Funds by third party intermediaries are deferred and amortized on the straight-line basis over the period in which the Company expects to recoup the dealer charges through subsequent fee revenues. These periods range from 12 to 42 months, depending on the mutual fund and associated share class. The Company receives fee revenues from the Strong Funds related to the classes in the form of Rule 12b-1 fees, contingent deferred sales charges and other recurring service charges. After the merger of the Strong Funds into the Wells Fargo Funds Family (see Note I), the Company anticipates continuing to receive the fee revenues on the shares that were purchased on or before December 31, 2004

Under an agreement with FEP Capital, L.P. ("FEP"), FEP pays the Company 4.38% of each sale of Class B shares of Strong Funds and receives the resulting 12b-1 fees and contingent deferred sales charges related to these shares. From the amounts received from FEP, the Company is responsible for the payment of reallowance charges to third-party intermediaries.

During 2003, FEP assigned the agreement to SG Constellation LLC, who assumed FEP's obligations and rights under the agreement.

DEPOSIT WITH CLEARING BROKER--The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis. The amount deposited with the clearing broker relates to the transactions as described in "Commission Income."

DISTRIBUTION AND ACCOUNT SUPERVISION FEES--Pursuant to an agreement with SFC, the Company receives distribution and account supervision fees from SFC.

COMMISSION INCOME--Acting as an agent, the Company earns commission income for buying and selling securities on behalf of its customers. Customers' securities transactions are reported on a settlement-date basis, which is generally three business days after the trade date, with related commission income and clearing expenses reported on a trade-date basis.

INCOME TAXES--The Company is a Qualified Subchapter S Subsidiary of SFC. For federal income tax purposes, the Company's income is subjected to income taxes at the shareholder level pursuant to provisions of the Internal Revenue Code.

MANAGEMENT ESTIMATES--The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period presented. These estimates and assumptions also affect the nature of the disclosure of contingencies. Actual results could differ from these estimates.

C. PAYABLE TO CUSTOMERS

Payable to customers represents amounts due on cash transactions which are required to be remitted to customers or mutual funds. In connection with the Company's reduced commission securities brokerage business, the Company has elected to clear all such transactions through a clearing broker (see Note B).

D. TRANSACTIONS WITH RELATED PARTIES

As noted in Note B, the Company maintains a service agreement with SFC whereby the Company receives distribution and account supervision fees from SFC. The agreement states that SFC will pay the Company an amount equal to the excess of certain expenses over the revenues of the Company on a book basis, excluding expenses for charge-offs of non-allowable assets. SFC will also pay the Company an additional 0.75% of the base salary and wages paid by the Company. These amounts would not necessarily be the same if an unrelated party provided such services to the Company.

The Company received distribution and account supervision fee revenue of $50,523,113 from SFC for the year ended November 30, 2004. In addition, the Company is the distributor for the Strong Funds pursuant to separate service agreements with each of the Funds. The Company received 12b-1 fee revenue of $4,718,111 from the Funds for the year ended November 30, 2004.

E. SUBORDINATED NOTE PAYABLE

As of November 30, 2004, the Company had non-interest bearing borrowings of $1,500,000 from SFC under a subordinated loan agreement which matures on May 31, 2006. The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that the borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

F. PENSION AND PROFIT SHARING PLANS

Together with SFC and other affiliated companies, the Company sponsors both a pension and a profit-sharing 401(k) plan for its employees. Effective December 31, 2003, the Company stopped its contributions to the pension plan and its matching contributions to the profit-sharing 401(k) plan for the 2004 plan year. On February 19, 2004, the pension plan was merged into the profit-sharing 401(k) plan. The Company's expense under these plans was $95,989 for the year ended November 30, 2004.

G. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At November 30, 2004, the Company had net capital of $5,618,484, which was $5,219,720 in excess of its required net capital of $398,764. The Company's ratio of aggregate indebtedness to net capital was 1.06 to 1 at November 30, 2004.

H. LEGAL AND REGULATORY PROCEEDINGS

During 2004, SFC, its former chairman and two former employees entered into agreements with certain federal and state regulatory agencies representing a settlement of all the market-timing investigations of SFC and certain affiliates by these agencies. In the settlements, SFC, without admitting or denying the findings in any of the orders, consented to entries of cease and desist orders and injunctive relief relating to breaches of their fiduciary duties and violations of state and federal securities laws, including anti-fraud provisions. The settlements require SFC to pay $80 million in investor restoration and civil penalties.

One of the settlement agreements also requires SFC to reduce fees for all Strong Funds (except money market funds and certain very short-term income funds) for a period of five years. Additionally, one or more of the settlements require, among other things: 1) retention of an independent consultant to develop a payment plan for the amount of investor restoration; 2) the services of an independent compliance consultant to conduct a periodic review of Strong's compliance policies and procedures; 3) enhanced corporate governance policies for the Strong Funds; 4) the retention of a senior officer to assist the Board in monitoring compliance and reviewing fee arrangements; and 5) additional fee disclosure to investors in the Strong Funds.

Strong has received one or more subpoenas or requests for information from the West Virginia Attorney General and other regulatory agencies requesting documents, if any, related to market timing and late trading practices. Strong is aware of multiple outstanding class and derivative actions ("Actions") filed since September 4, 2003 against SFC, Strong Funds, Strong affiliates, and certain of their employees, officers, directors and others, as defendants in certain federal and state courts with respect to factual matters referenced in the settlements. On February 20, 2004, the United States Judicial Panel for Multi District Litigation ("MDL") ordered the transfer of most of the Actions to the District of Maryland so those cases involving SFC could be coordinated and consolidated into one or two actions covered by a single complaint ("MDL Consolidated Actions"). The MDL ordered all or most of the other federal court Actions and certain state court Actions involving SFC to be consolidated into no more than three actions and be heard by the District of Maryland court.

On September 30, 2004, three consolidated amended complaints were filed in the District of Maryland court. The Actions generally allege, among other things, that the defendants violated their fiduciary duty to fund shareholders and certain retirement plan participants, and made false and misleading statements in the funds' prospectuses in violation of federal and state securities laws. The Actions generally seek one or more of the following: compensatory damages, punitive damages, special damages, exemplary damages, rescission, restitution, payment of plaintiffs' attorneys' fees and experts' fees, and/or replacement of the Board of Directors of the Strong Funds. Certain state Actions were not consolidated into the MDL Consolidated Actions and proceedings in these state court Actions have been or may be stayed or proceed independently of the MDL Consolidated Actions.

Management has determined that the results of these actions will not have a material direct financial impact on the Company's 2004 financial statements.

I. SALE OF ASSETS

On May 26, 2004, SFC announced that it reached a definitive agreement with Wells Fargo & Company to acquire certain assets of SFC and certain of its affiliates, including the Strong Funds' investment advisor, Strong Capital Management, Inc. The transaction closed on December 31, 2004. The Company will remain the distributor for the Strong Funds until the merger of the Strong Funds into the Wells Fargo Funds family. The fund mergers are anticipated to take place in 2005. Subject to the appropriate customer and regulatory approvals, it is anticipated that the distributor agreements with the Strong Funds will be terminated in conjunction with the fund mergers. Additionally, the Company presently plans to discontinue its discount brokerage business activities in 2005. These changes will materially affect the Company's financial condition and results of operations in 2005.

J. CONTINGENCIES AND COMMITMENTS

Securities transactions of certain customers are cleared through a clearing broker. Under the terms of the clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions, when necessary.

The Company monitors the creditworthiness of the clearing broker to mitigate the Company's exposure to credit risk related to the deposit with the clearing broker.

STRONG INVESTMENTS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
as of November 30, 2004

Aggregate indebtedness:	
Total liabilities	$ 8,259,746
Less:	
Subordinated note payable	(1,500,000)
Adjustment based on restricted deposits in Special Reserve Bank Accounts	(778,273)
Aggregate indebtedness	$ 5,981,473
Net capital:	
Shareholder's equity:	
Common stock	$ 1
Additional paid-in capital	7,989,999
Retained earnings	623,564
	8,613,564
Add:	
Subordinated note payable	1,500,000
	10,113,564
Less:	
Non-allowable assets	3,604,599
Net capital before haircuts on securities positions and other deductions	6,508,965
Haircuts on securities computed pursuant to Rule 15c3-1c(2)(vi)	(615,481)
Other deductions	(275,000)
Net capital	$ 5,618,484
Net capital requirements:	
$250,000 or 6-2/3% of aggregate indebtedness, whichever is greater	$ 398,764
Net capital in excess of requirement	5,219,720
Net capital as above	$ 5,618,484
Percentage of aggregate indebtedness to net capital	106%
Reconciliation with Company's Computation: (included in Part II of Form X-17a-5 as of November 30, 2004):	
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS Report	$ 5,996,473
Year-end audit adjustment	(15,000)
Aggregate indebtedness as above	$ 5,981,473
Non-allowable assets	$ 3,619,599
Year-end audit adjustment	(15,000)
Non-allowable assets as above	$ 3,604,599
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 5,603,484
Year-end audit adjustment	15,000
Net capital as above	$ 5,618,484

STRONG INVESTMENTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
as of November 30, 2004

Free and other credit balances in customers' securities accounts	$	785,203
Total credit items		785,203
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions		6,930
Total debit items		6,930
Excess of total credits over total debits		778,273
Amount held on deposit in reserve bank accounts		1,000,000
Excess as reported in Company's Part II FOCUS report	$	221,727
Required deposit		None

Note: The above calculation does not differ from the computation for determination of Reserve Requirements under Rule 15c3-3 as of November 30, 2004, filed by Strong Investments, Inc. in its Form X-17A-5 with the National Association of Securities Dealers, Inc. in December 2004.

STRONG INVESTMENTS, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
as of November 30, 2004

Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under the Rule 15c3-3).

A. Number of items	None

Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

B. Number of items	None

Note: The above information does not differ from the possession or control requirements under Rule 15c3-3 as of November 30, 2004, filed by Strong Investments, Inc. in its Form X-17A-5 with the National Association of Securities Dealers, Inc. in December 2004.

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 as of November 30, 2004

To the Shareholder of Strong Investments, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Strong Investments, Inc. (the "Company") for the year ended November 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

Because the Company conducts its operations as the distributor of the Strong Family of Mutual Funds and its reduced commissions securities brokerage business in accordance with the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3, we did not review the practices and procedures followed by the Company obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 14, 2005